4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE ANNOUNCES FINANCIAL RESULTS FOR FISCAL
THIRD QUARTER 2006

WINNIPEG, Manitoba – (April 13, 2006) Medicure Inc. (TSX:MPH Amex:MCU), a cardiovascular drug discovery and development company, today reported the results of operations for the three and nine month periods ended February 28, 2006. All amounts referenced herein are in Canadian dollars unless otherwise noted.

As at February 28, 2006, the Company had cash and cash equivalents totaling $12,171,000 compared with $7,591,000 at the previous year-end. During the quarter the Company strengthened its cash position by raising gross proceeds of $12,013,000 (before share issuance costs of approximately $1,155,000) with a syndicate of underwriters led by Blackmont Capital Inc. and including National Bank Financial Inc. A total of 7,750,000 common shares of Medicure were issued at $1.55 per share. The total number of common shares issued and outstanding at February 28, 2006 was 79,920,493.

Research and development expenditures for the third quarter of fiscal 2006 were $1,881,000 as compared to $3,918,000 for the same quarter in fiscal 2005. The year-to-date research and development expenditures are $8,188,000 compared to $9,190,000 for the nine month period ended February 28, 2005. As expected, research and development expenditures for the nine months ended February 28, 2006 were lower as compared to the same period in fiscal 2005 due to the decline in patient enrollment and clinical activities in the Phase II MEND-CABG trial with MC-1 and the Phase II MATCHED study with MC-4232.

“During the third quarter of fiscal 2006, Medicure reported positive Phase II results with our FDA Fast Tracked cardioprotective product, MC-1, in the MEND-CABG study,” commented Medicure’s President and CEO, Albert D. Friesen, PhD. “The positive MEND-CABG results positions Medicure as a leader in the development of acute cardioprotective therapeutics. We will build on our current clinical momentum as we make the important transition into Phase III clinical development.”

The MEND-CABG study was a placebo controlled, double-blinded study that evaluated the cardioprotective and neuroprotective properties of the Company’s lead product, MC-1. The trial enrolled 901 patients at 42 cardiac centres in Canada and the U.S. and is managed by Montreal Heart Institute and Duke Clinical Research Institute (DCRI). The Company reported positive top-line results up to post-operative day (POD) 30 in December 2005. Patients were also followed up to POD 90, which was 60 days after their last drug treatment.

The treatment effect at POD 30 with MC-1 was maintained throughout the follow up period. The safety analysis from MEND-CABG also demonstrated MC-1 was safe and well tolerated. For the three and nine months ended February 28, 2006, total expenditures for the MC-1 MEND-CABG project were $789,000 and $5,586,000 respectively, as compared to $2,733,000 and $6,094,000 for both the three and nine months ended February 28, 2005. The Company plans on initiating a Phase III study in patients undergoing CABG surgery in the first half of fiscal 2007.

The MATCHED (MC-1 and ACE Therapeutic Combination for Hypertensive Diabetics) study evaluated MC-4232, a combination of MC-1 and the ACE inhibitor linisopril, in 120 patients with coexisting diabetes and hypertension. MATCHED was a randomized, parallel group, cross-over, double-blind, placebo-controlled comparison of 100, 300 or 1000 mg of MC-1 alone and in combination with 20 mg of lisinopril. The Company reported positive blood pressure and metabolic results from MATCHED in September 2005. For the three and nine months ended February 28, 2006, total expenditures for the MC-4232 MATCHED project were $491,000 and $947,000 respectively, as compared to $631,000 and $1,400,000 for the three and nine months ended February 28, 2005.

Research and development expenditures are expected to decrease for the remainder of fiscal 2006 as compared to fiscal 2005. This decrease in expenditures is expected to result from reduced clinical activity during fiscal 2006 as compared to fiscal 2005, as the MATCHED study is complete and MEND-CABG will be complete following the reporting of POD 90 results. The Company expects a significant decline in clinical expenditures until the initiation of Phase III studies. The Company plans on initiating one or more Phase III trials in the first half of fiscal 2007.

Interest and other income for the third quarter of fiscal 2006 were $61,000 as compared to $130,000 for the same quarter in fiscal 2005. The year-to-date interest and other income is $133,000 compared to $334,000 for the nine month period ended February 28, 2005. The decrease in interest and other income for the current quarter is the result of a lower cash and cash equivalents balance as compared to the same period of the prior fiscal year. The Company anticipates that investment income will continue to fluctuate in relation to cash, short term investment balances and interest yields.

General and administrative expenditures for the third quarter of fiscal 2006 totaled $861,000, compared to $555,000 for the same quarter in fiscal 2005. The year-to-date general and administrative expenditures are $2,035,000 compared to $1,629,000 for the nine month period ended February 28, 2005. The overall increase in costs for the three and nine month periods ended February 28, 2006 as compared to the same periods in fiscal 2005 were driven by an increase in business development costs and stock-based compensation expense. The Company expects slightly higher levels of general and administrative activities for the remainder of the fiscal year ending May 31, 2006 as compared to the same period in fiscal 2005.

The financial results for the three-month period ended February 28, 2006 reflect a consolidated net loss from operations of $2,718,000 or $0.04 per share, compared to $3,820,000 or $0.06 per share for the three-month period ended February 28, 2005. The year-to-date net loss from operations was $10,128,000 or $0.14 per share, compared to $10,062,000 or $0.15 per share, for the nine month period ended February 28, 2005. As discussed above, the consolidated net loss resulted mainly from the Company’s investment in the clinical development programs of MC-1 and MC-4232.

An expanded version of Management’s Discussion and Analysis and the financial statements for the three and nine month period ended February 28, 2006 i s accessible on Medicure's website at www.medicure.com.

Corporate Highlights for the Quarter

The following are significant events which occurred during the third quarter of fiscal 2006:

  The Company announced positive results from the Phase II MEND-CABG study. Top-line POD 30 results showed that MC-1 had a statistically significant reduction in the composite of cardiovascular death, non-fatal myocardial infarctions (peak CK-MB >= 100ng/ml), and non-fatal strokes versus placebo in patients undergoing coronary artery bypass graft surgery. Subsequent to the end of the quarter, the Company announced that MC-1’s treatment effect at POD 30 was maintained throughout the follow up period up to POD 90. The safety analysis from MEND-CABG also demonstrated that MC-1 was safe and well tolerated.
  The Company successfully closed a bought deal financing with a syndicate of underwriters led by Blackmont Capital Inc. and including National Bank Financial Inc., issuing 7,750,000 common shares of Medicure at $1.55 per share for gross proceeds of $12,013,000.
  The Company announced that A. Michael Lincoff, MD, of the Cleveland Clinic has joined its Scientific Advisory Board (SAB). Dr. Lincoff is an interventional cardiologist in the Cleveland Clinic Department of Cardiovascular Medicine and a staff cardiologist in the Joseph J. Jacobs Center for Thrombosis and Vascular Biology, Department of Molecular Cardiology at the Cleveland Clinic Research Institute
  The Company announced the expansion of its antithrombotic research collaboration with Jawed Fareed, PhD, Professor, Departments of Pathology and Pharmacology, Loyola University Stritch School of Medicine, Maywood, Ill. Medicure’s antithrombotic agents have demonstrated a unique dual antiplatelet/anticoagulant mechanism of action indicating potential in the management of life -threatening and debilitating cardiovascular and cerebrovascular diseases such as myocardial infarction (MI), stroke, pulmonary emboli (PE) and peripheral arterial disease (PAD).

  Subsequent to the end of the quarter, the Company announced that based on the positive Phase II MEND-CABG study and a recent End of Phase II meeting with the U.S. Food and Drug Administration (FDA), the Company plans to proceed with a single confirmatory Phase III study to gain approval for MC-1 in the reduction of cardiovascular events in patients undergoing coronary artery bypass graft (CABG) surgery.

  In addition, the Company added additional intellectual property by acquiring several U.S. and European patents from a third party for purinoceptor antagonists and adenosine receptor antagonists for the treatment of ischemic reperfusion injury. Terms of the agreement included a fee US$500,000.

About Medicure Inc.

Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 - in late stage clinical development
  FDA Fast Track designation for MC-1
  Four positive Phase II trials completed
  Unique products addressing major, inadequately served markets
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com